Via EDGAR

November 6, 2013

Ms. Jennifer Monick

Mr. Kevin Woody

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:	FXCM Inc.
Form 10-K for year ended December 31, 2012
Filed on March 18, 2013
File No. 001-34986

Dear Ms. Monick and Mr. Woody:

Set forth below are the responses of FXCM Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated October 25, 2013, relating to the Company’s Form 10-K for the year ended December 31, 2012, filed with the Commission on March 18, 2013 and the Company’s Form 10-Q for the quarter ended June 30, 2013, filed with the Commission on August 8, 2013. For your convenience, we have reproduced the text of the comments in the Staff’s letter, along with our responses.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Non-GAAP Financial Measures, page 68

1.	We note your adjustments for Stock Based Compensation Expense and Regulatory Costs and your characterization of these costs as non-recurring in nature. In future filings, please remove the descriptions ‘non-recurring’ and ‘one-time’ unless you can substantiate that these types of adjustments are not reasonably likely to recur within two years nor was there a similar charge or gain within the prior two years. To the extent you intend to retain the descriptions ‘non-recurring’ and ‘one-time,’ please tell us how you can substantiate this characterization. Please refer to Item 10(e) of Regulation S-K.

Response: We have considered the guidance in Item 10(e) of Regulation S-K and we will remove the descriptions “non-recurring” and “one-time” from future filings beginning with the third quarter of 2013 Form 10-Q.

2.	We note your table on page 70. In future filings, please also disclose diluted shares outstanding, as reported and diluted EPS, as reported.

Response: In future filings, beginning with third quarter of 2013, we will disclose diluted shares outstanding, as reported and diluted EPS, as reported.

3.	It appears that management determined that pro forma cash is a performance measure, yet discloses that they believe the elimination to be useful to evaluate the potential impact on the Company’s cash flows. Please clarify for us the apparent discrepancy. If management determines, that this measure is a non-GAAP cash flow measure, please tell us how they have complied with Item 10(e) of Regulation S-K.

Response: We respectfully advise the Staff that, beginning with the second quarter of 2013, we discontinued reporting pro forma cash and do not plan on reintroducing this non-GAAP financial measure in any future filings.

Basis of Presentation, page F-12

4.	Please tell us how your policy of recording non-controlling interest to the extent that the book value is greater than zero complies with U.S. GAAP. Please refer to paragraph 21 of ASC 810-10-45.

Response: We respectfully advise the Staff that our Basis of Presentation Accounting Policy disclosure in our 10-K incorrectly described our policy of recording non-controlling interest when it made reference to the recording of attribution of economic interests “to the extent book value of the noncontrolling interest in Holdings is greater than zero”. We will delete this reference in future filings. Our accounting policy for recording noncontrolling interest in FXCM Holdings, LLC (“Holdings”) complies with U.S. GAAP, specifically ASC 810-10-45-21, and Net Income or loss, including other comprehensive income or loss, is attributed between controlling and noncontrolling interest based on the terms of Holding’s operating agreement. Specifically, pursuant to the operating agreement net income or loss, including other comprehensive income or loss, is attributed between controlling and noncontrolling interest based on their respective ownership interests. Losses are attributed to the noncontrolling interest even if that attribution results in a deficit noncontrolling interest balance.

Cash and Cash Equivalents, page F -13

5.	You disclose that your cash and cash equivalents includes cash held by FX and CFD market makers related to hedging activities. Please tell us whether there are any restrictions to your use of these funds and how you determined it is appropriate to classify this item as cash and cash equivalents on your balance sheet.

Response: Cash held by FX and CFD market makers related to hedging activities included in Cash and Cash Equivalents represents cash collateral held by financial institutions to support our trading activities. These funds are not legally restricted and are available for our use.

Income Taxes, page F-19

6.	Please tell us how you determined it was appropriate to exclude income taxes related to the net income attributable to non-controlling interest in FXCM Holdings LLC. Within your response, please reference the authoritative accounting literature management relied upon.

Response: Our consolidated income tax provision includes all taxes incurred for entities included in our consolidated results that are subject to income tax. This includes entities subject to U.S. federal, state and local income tax and foreign entities subject income tax in their respective jurisdiction.

With respect to the taxation of Holdings, Holdings operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes and, therefore, is not subject to entity level federal income tax. Accordingly, in accordance with ASC 810-10-45-20, when consolidating Holdings, our U.S. tax provision is solely based on the portion of Holdings’ income attributable to FXCM Inc., a U.S. taxable entity.

Management’s Report on Internal Control over Financial Reporting, page 83

7.	On page 85, you disclose that you exclude Lucid from your December 31, 2012 assessment of and report on internal controls over financial reporting. Please revise management’s report to identify the acquired business excluded and indicate the significance of the acquired business.

Response: We acknowledge the Staff’s comment and recognize that management’s assessment of and report on internal controls over financial reporting should have included the following additional statements, as requested by the Staff in Question #3 of the Staff’s Frequently Asked Questions dated September 24, 2007:

“Management’s assessment of the effectiveness of internal control over financial reporting did not include the internal controls of Lucid Markets Trading Ltd., which is included in the 2012 consolidated financial statements of FXCM Inc. and constituted $40.1 million and $13.6 million of total and net assets, respectively, as of December 31, 2012 and $42.1 million and $21.4 million of revenues and net income, respectively, for the year then ended.”

However, while we recognize the omission above, we believe that the relevant disclosure was covered in our auditor’s attestation report on internal control over financial reporting on page 84 of our 10-K and in our disclosure referenced by the Staff on page 85.

We advise the Staff that we will ensure that that management’s assessment of and report on internal controls over financial reporting included in future filings will include the appropriate statements if we are excluding an acquired business from such assessment and report.

Form 10-Q for the quarterly period ended June 30, 2013

Financial Statements

Condensed Consolidated Statements of Operations, page 2

8.	Please tell us how your presentation of Loss on equity method investments, net and Interest on borrowings complies with Article 9 of Regulation S-X.

Response: We are not a bank holding company or a bank and are therefore not within the scope of Article 9. Further, we have concluded that the guidance and concepts SAB 11-K (FASB ASC 942-10-S99-4) and Industry Guide 3 are not relevant given the nature of our business activities. We provide foreign exchange (“FX”) trading and related services to retail and institutional customers. We do not finance customer trading activity. Our customers maintain cash balances with us in order to support their trading activity and, in general, our customers do not earn interest on their cash balances.

Since there is no specific SEC Staff guidance as to form and content of financial statement presentation related to registrants in the foreign exchange sector, the Company primarily applies Article 5 of Regulation S-X while considering other relevant guidance. As such, we believe our presentation of Loss on equity method and Interest on borrowings is appropriate. Further, we believe our presentation is the most beneficial for investors to better understand the results of our operations. Interest on borrowings consists of interest expense incurred from the use of our credit facility and the June 2013 issuance of $172.5 million of convertible debt. The use of our credit facility has primarily been for short-term liquidity to temporarily finance acquisitions and for general corporate purposes. Similarly, our convertible note issuance was viewed as an opportunity to improve our liquidity and allow us to pursue acquisitions.

9.	Please clarify for us the nature of the line item Allocation of net income to Lucid members for services provided. Your response should clarify if this line item is compensation expense or net income attributable to non-controlling interest, as well as how you made that determination. Please reference the authoritative accounting literature management relied upon.

Response: We considered SAB Topic 5T – Accounting for Expenses or Liabilities Paid by Principal Stockholders to determine that payments made by the minority holders for services are treated as an expense. In particular, the guidance states that transactions like these are “transacted to provide a benefit to the stockholder through the enhancement or maintenance of the value of the stockholder’s investment. The Staff believes that the substance of such transactions is the payment of an expense of the company through contributions by the stockholder.”

Amounts included in the line item Allocation of net income to Lucid members for services provided include compensation expenses contingent on service. Certain members of a subsidiary of Lucid (“Ordinary Members”) receive payments that are contingent on services performed. These services include research, development and IT programming to facilitate Lucid’s trading and operations. These payments are discretionary based on their individual agreement and Board approval. Since these Ordinary Members are obligated to provide services to receive payment, we believe the contingent payments for such services should be recorded as a compensation expense rather than an equity distribution.

Pursuant to the terms of the Lucid shareholder agreement, the Minority Shareholders allocation of net income is reduced for all amounts paid to these Ordinary Members of Lucid UK LLP, a wholly owned subsidiary. The agreement provides that the Minority shareholders are reimbursing the Company for all contingent payments made to the Ordinary Members. As a result, the allocation between controlling and non-controlling interest takes into account these provisions of the shareholder agreement.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.

If you have any questions regarding any of the responses in this letter, please call me at (646) 432-2180

Respectfully submitted,
/s/ Robert Lande
Robert Lande
Chief Financial Officer
FXCM Inc.

cc:	Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie